Exhibit 99.82

Consent of	M3 Engineering & Technology Corporation

In connection with the Registration Statement on Form 40-F, and any amendments and exhibits thereto (collectively, the "Registration Statement"), of Midas Gold Corp. (the "Company"), we, Richard Zimmerman and Lee Becker, authorized signatories of M3 Engineering & Technology Corporation ("M3"), the former employer of Mr. Conrad Huss ("Huss"), who is deceased, consent to (i) the use of and reference to any technical report, or portions thereof, that M3 or Mr. Huss supervised the preparation of and/or was reviewed and approved by M3 or Mr. Huss during the course of his employment with M3, (ii) the use of and references to the name of M3, including as an expert or "qualified person," in connection with the Registration Statement and any such technical report, and (iii) the information derived or summarized from such technical report that is included or incorporated by reference in the Registration Statement and any of the exhibits thereto, including, but not limited to, the Annual Information Form for the year ended December 31, 2019, the Annual Information Form for the year ended December 31, 2018 and the Amended and Restated Technical Report dated March 28, 2019.

Dated this 22 day of September, 2020

M3 ENGINEERING & TECHNOLOGY CORPORATION

/s/ Richard Zimmerman
Name:	Richard Zimmerman
Title:	Registered Geologist

/s/ Lee Becker
Name:	Lee Becker
Title:	Registered Professional Engineer